File No. 812-13718

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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IN THE MATTER
OF
CALVERT SOCIAL INVESTMENT FUND, CALVERT ASSET MANAGEMENT COMPANY, INC. AND CALVERT DISTRIBUTORS, INC.

4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814
301-951-4881

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AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

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March 23, 2010

Please send all communications, notices and orders to the following:

William M. Tartikoff, Esq.
Lancelot A. King. Esq.
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814
301-951-4881

This application (including exhibits) consists of 17 pages. The exhibit index appears on page 10.

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I. INTRODUCTION

Calvert Social Investment Fund (the "Trust"), Calvert Asset Management Company, Inc. ("CAMCO") and any investment adviser controlling, controlled by or under common control with CAMCO (each, an "Adviser"), and Calvert Distributors, Inc. (collectively, the "Applicants") hereby file this amended and restated application ("Application") for an order from the U.S. Securities and Exchange Commission ("Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), for an exemption from Rule 12d1-2(a) under the 1940 Act.

Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company, or series thereof, that (i) is advised by an Adviser, (ii) is part of the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act as the Trust, (iii) invests in shares of other registered open-end investment companies ("Underlying Funds") in reliance on Section 12(d)(1)(G) of the 1940 Act and (iv) is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 of the 1940 Act (each, an "Applicant Fund"1), to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act ("Other Investments"). Applicants also request that the order exempt any entity controlling, controlled by or under common control with CAMCO or Calvert Distributors, Inc. that now or in the future acts as principal underwriter with respect to the transactions described in the Application. 2

II. APPLICANTS

A. The Trust and the Applicant Funds

The Trust is organized as a Massachusetts business trust. The Trust is registered with the Commission as an open-end management investment company. The existing Applicant Funds are series of the Trust that operate as funds of funds.  The Applicant Funds may invest directly in non-investment company securities in reliance on Rule 12d1-2(a)(2) to the extent consistent with their respective investment objectives, policies, strategies and limitations.

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1   As of the date of this application, the Applicant Funds include Calvert Conservative Allocation Fund, Calvert Moderate Allocation Fund and Calvert Aggressive Allocation Fund, which are series of the Trust. Each of these Applicant Funds seeks to achieve its investment objective by investing in a portfolio of fixed-income, equity and money-market Underlying Funds that meets the Applicant Fund's investment and social criteria.

2   Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in the application.

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 The investment companies in which the Applicant Funds invest (the "Underlying Funds") are either actively managed funds or index funds, and, consistent with their respective investment objectives, policies, strategies and limitations, invest in some combination of securities and Other Investments.

B. The Advisers

CAMCO serves as investment adviser to the existing Applicant Funds and the Underlying Funds and is registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). CAMCO, a Delaware corporation, is a subsidiary of Calvert Group, Ltd., an indirect subsidiary of UNIFI Mutual Holding Company.

Any other Adviser will be registered under the Advisers Act.

 C. The Distributor

Calvert Distributors, Inc. ("CDI") is a broker-dealer registered under the Securities Exchange Act of 1934, as amended.  CDI, a Delaware corporation, is an affiliate of CAMCO and a subsidiary of Calvert Group, Ltd., an indirect subsidiary of UNIFI Mutual Holding Company. CDI is the distributor for the existing Applicant Funds and Underlying Funds.

III. APPLICANTS' PROPOSAL

Each Applicant Fund invests in Underlying Funds as set forth in its prospectus.  Applicants propose that, subject to the terms and conditions set forth in this Application, the Applicant Funds be permitted to invest in Other Investments.  The Applicant Funds will comply with Rule 12d1-2 under the 1940 Act but for the fact that the Applicant Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Applicant Funds greater flexibility to seek to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a)(2) (e.g., stocks, bonds and other securities that are not issued by an investment company).  In addition, there may be times when using a derivative may allow an Applicant Fund to invest in eligible asset classes with greater efficiency and at a lower cost than is possible through investment in an Underlying Fund.  Each Applicant Fund would use Other Investments for a purpose that is consistent with the Applicant Fund's investment objectives, policies, strategies and limitations.  Consistent with its fiduciary obligations under the Act, each Applicant Fund's board of trustees or directors will review the advisory fees charged by the Applicant Fund's Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Applicant Fund may invest.

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IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired fund's outstanding voting stock or more than 5% of the acquiring fund's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring fund's total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring fund to own more than 3% of the acquired fund's voting stock, or cause more than 10% of the acquired fund's voting stock to be owned by investment companies.

In 1996, Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies that are part of the same "group of investment companies," which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.  Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)   the acquired company and the acquiring company are part of the same group of investment companies;

(II)  the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III)  with respect to

(aa)  securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb)   securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section

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15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)    the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act. 3  That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire:

(1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(2) Securities (other than securities issued by an investment company); and

(3)    Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term "securities" means any security as that term is defined in Section 2(a)(36) of the 1940 Act. 4  The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities "would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address." 5 The passage of the rule also reflects the Commission's response to Congress' expectation "that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time." 6

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated

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3   See Fund of Funds Investments, 1940 Act Rel. No. 27399 (Jun. 20, 2006) (the "Adopting Release").

4   See Adopting Release at 17, n.58.

5   Id. at 17-18.

6   See H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

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when the 1940 Act was passed or subsequently amended. 7  It permits the Commission to grant exemptions from particular provisions of the 1940 Act or any rule thereunder that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, ...by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that permitting the Applicant Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large-scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors. 8 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and acquired fund and requiring that the acquired fund not act as a fund of funds itself.  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Applicant Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Instead, this additional flexibility will provide the

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7   See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., 1940 Act Rel. No. 5524 (Oct. 25, 1968) ("[T]he broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted."); Sisto Financial Corp., 1940 Act Rel. No. 923 (July 16, 1946) (Section 6(c) is intended "to deal with situations unforeseen at the time of the passage of the [1940] Act and unprovided for elsewhere in the [1940] Act").

8   See The Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

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Applicant Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is "consistent with the public interest and the protection of investors," and therefore meets the standards for relief set forth in Section 12(d)(1)(J) and Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments.  See, e.g., WisdomTree Asset Management, Inc., et al., File No. 812-13642, 1940 Act Rel. Nos. 28836 (July 24, 2009) (order) and 28804 (June 29, 2009) (notice); Wells Fargo Funds Trust, et al., File No. 812-13548, 1940 Act Rel. Nos. 28524 (Nov. 26, 2008) (order) and 28482 (Oct. 31, 2008) (notice) ; The UBS Funds, et al., File No. 812-13453, 1940 Act Rel. Nos. 28122 (Jan. 16, 2008) (order) and 28080 (Dec. 19, 2007) (notice); and Vanguard STAR Funds, et al., File No. 812-13412, 1940 Act Rel. Nos. 28024 (Oct. 24, 2007) (order) and 28009 (Sept. 28, 2007) (notice).

VI. APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition: Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons state herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act; therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is printed on the Application's facing page. Applicants further state that all written or oral communications concerning the Application be directed as indicated on the Application's facing page.

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All actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this Application are authorized to do so.  Copies of the resolutions authorizing the filing of this Application or other statements of authority as required by Rule 0-2(c)(1) under the 1940 Act are attached as Exhibits A-1 through A-3 to the Application.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 through B-3 of this Application.

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Applicants have caused this Application to be duly signed on their behalf on the 23rd day of March 2010.

CALVERT SOCIAL INVESTMENT FUND

By:  /s/ William M. Tartikoff

       Name: William M. Tartikoff
       Title: Vice President and Secretary

CALVERT ASSET MANAGEMENT COMPANY, INC.

By:  /s/ William M. Tartikoff

       Name: William M. Tartikoff
       Title: Senior Vice President, Secretary and
          General Counsel

CALVERT DISTRIBUTORS, INC.

By:  /s/ William M. Tartikoff

       Name: William M. Tartikoff
       Title: Senior Vice President, Secretary and
          General Counsel

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EXHIBIT INDEX

A.	Authorization required pursuant to Rule 0-2(c)(1).

	1. 2. 3.	Calvert Social Investment Fund Calvert Asset Management Company, Inc. Calvert Distributors, Inc.

B.	Verifications of signatures required pursuant to Rule 0-2(d).

	1. 2. 3.	Calvert Social Investment Fund Calvert Asset Management Company, Inc. Calvert Distributors, Inc.

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EXHIBIT A-1

SECRETARY'S CERTIFICATE

I, Lancelot A. King, do hereby certify that I am the duly elected and qualified Assistant Secretary of Calvert Social Investment Fund ("CSIF"), which has executed the Application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the "1940 Act") for an exemption from Rule 12d1-2(a) under the 1940 Act, and that the following is a true and correct copy of the resolutions that were duly adopted by the CSIF Board of Trustees on behalf of Calvert Conservative Allocation Fund, Calvert Moderate Allocation Fund and Calvert Aggressive Allocation Fund (the "Funds") on September 15, 2009, and that said resolutions are in full force and effect as of the date hereof and have not been rescinded, amended or modified:

RESOLVED, that the officers of Calvert Social Investment Fund, on behalf of the Funds and future series organized as funds of funds, including any new investment companies registered in the future under the Investment Company Act of 1940, as amended (collectively, the "Funds of Funds"), be, and each hereby is, authorized and directed to join in an application for exemptive relief (the "Application") being obtained by Calvert Social Investment Fund, Calvert Asset Management Company, Inc. and Calvert Distributors, Inc. (the "Applicants") from Rule 12d1-2(a) under the Investment Company Act of 1940, as amended (the "1940 Act"), to permit the Funds of Funds to invest in futures contracts, options on futures contracts, swap agreements, and all other derivatives and other kinds of financial instruments that may not be "securities," as such term is defined under the 1940 Act, and to execute and cause to be filed the Application, and any amendments thereto, with the Commission; and

FURTHER RESOLVED, that the appropriate officers of Calvert Social Investment Fund, with the advice of counsel be, and each hereby is, authorized and directed to take all such further action and execute and deliver all such further instruments and documents, including, but not limited to, the Application or any amendments thereto, in the name of, and on behalf of, the Applicants as in their

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judgment shall be necessary to accomplish the purpose of the foregoing resolution; and

FURTHER RESOLVED, that the investment by the Funds in future contracts, options contracts, and swap agreements, subject to grant of an exemptive order by the Commission, as described herein, and investment by the Funds in exchange-traded funds, are hereby approved.

IN WITNESS WHEREOF, I have set my hand this 23rd day of March 2010.

By:	/s/ Lancelot A. King
Lancelot A. King Assistant Secretary

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EXHIBIT A-2

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, Calvert Asset Management Company, Inc. hereby states that pursuant to his position as Senior Vice President and Secretary of Calvert Asset Management Company, Inc., the undersigned William M. Tartikoff is authorized to file this Application in its name and on its behalf.

CALVERT ASSET MANAGEMENT COMPANY, INC.

By:	/s/ William M. Tartikoff
William M. Tartikoff
Date:	March 23, 2010

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EXHIBIT A-3

AUTHORIZATION

Pursuant to Rule 0-2(c)(1) of the Investment Company Act of 1940, Calvert Distributors, Inc. hereby states that pursuant to his position as Senior Vice President and Secretary of Calvert Distributors, Inc., the undersigned William M. Tartikoff is authorized to file this Application in its name and on its behalf.

CALVERT DISTRIBUTORS, INC.

By:	/s/ William M. Tartikoff
William M. Tartikoff
Date:	March 23, 2010

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EXHIBIT B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 dated March 23, 2010, for and on behalf of Calvert Social Investment Fund (the "Fund"), that he is Vice President and Secretary of the Fund, and that all action by shareholders and Trustees of the Fund necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ William M. Tartikoff
William M. Tartikoff
Date:	March 23, 2010

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EXHIBIT B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 dated March 23, 2010, for and on behalf Calvert Asset Management Company, Inc. ("CAMCO"), that he is Senior Vice President and Secretary of CAMCO, and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ William M. Tartikoff
William M. Tartikoff
Date:	March 23, 2010

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EXHIBIT B-3

VERIFICATION

The undersigned states that he has duly executed the attached Application for an order of the Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 dated March 23, 2010, for and on behalf of Calvert Distributors, Inc. ("CDI"), that he is Senior Vice President and Secretary of CDI, and that all actions by shareholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ William M. Tartikoff
William M. Tartikoff
Date:	March 23, 2010

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